Exhibit 99.1

CADBURY SCHWEPPES PLC

For immediate release	8 March 2005

Notification of Director's share interests
Name of Director: ROBERT JAMES STACK

The Company was notified on 7 March 2005 of the following transactions:

Mr Stack disposed of 31,610 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 508.75p per share. The nature of the transaction was a part disposal of shares awarded under the Company’s Bonus Share Retention Plan on release of 78,830 shares from trust to the Director.

Mr Stack acquired 99,054 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 485.00p per share. The shares represent the 2005 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2004), and were all deferred into trust.

The Company was notified on 8 March 2005 of the following transaction:

Mr Stack disposed of 4,338 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 507.38p per share. The nature of the transaction was a part disposal of shares awarded under the Company’s Long Term Incentive Plan on release of 10,824 shares from trust to the Director.

Following the above transactions, Mr Stack has a beneficial interest in 762,557 ordinary shares of 12.5p each in the Company.

Name of contact for queries:

John Hudspith
Telephone: 020 7830 5179

Name and signature of authorised Company official responsible for making this notification:

\s\ J MILLS

J MILLS DIRECTOR OF GROUP SECRETARIAT